UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 19, 2022 (December 18, 2022)

Edify Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39899	85-3274503
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

888 7th Avenue, Floor 29

New York, NY 10106

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 603-2800

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Warrant to acquire one-half of a share of Common Stock	EACPU	The Nasdaq Stock Market LLC

Common Stock, par value $0.0001	EAC	The Nasdaq Stock Market LLC

Warrants	EACPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 18, 2022, Edify Acquisition Corp. (“Buyer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Buyer, Edify Merger Sub, Inc., a Nevada corporation and direct, wholly owned subsidiary of Buyer (“Merger Sub”), and Unique Logistics International, Inc., a Nevada corporation (the “Company”).

The Merger Agreement provides, among other things, that on the terms and subject to the conditions of the Merger Agreement, and in accordance with the Nevada Revised Statutes (the “NRS”) and other applicable laws, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, the “Surviving Corporation”) and a wholly-owned subsidiary of Buyer.

The proposed Merger is expected to be consummated after receipt of the required approvals from the stockholders of Buyer and the Company and the satisfaction of certain other conditions summarized below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Merger Agreement

Closing Merger Consideration

At the effective time of the Merger, each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) (other than excluded shares and dissenting shares) will be cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Class A Common Stock, par value $0.0001 per share, of Buyer (“Buyer Class A Common Stock”) equal to the quotient of (i) the Per Share Consideration Value (as defined herein), divided by (ii) $10.00 (subject to equitable adjustment) (the “Common Exchange Ratio”). The “Per Share Consideration Value” equals the quotient of (i) $282 million, divided by (ii) the sum of (A) the number of shares of Company Common Stock, plus (B) the number of shares of Company Common Stock into which all of the shares of Company convertible preferred stock, par value $0.001 per share, of the Company (collectively, the “Company Convertible Preferred Stock”) would convert, in each case, as of immediately prior to the Merger, taking into account the effects of the Transactions in accordance with the certificate of designations applicable to such Company Convertible Preferred Stock.

At the effective time of the Merger:

●	each share of Company Series A Convertible Preferred Stock (other than excluded shares and dissenting shares) will be cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Buyer Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock into which such share of Company Series A Convertible Preferred Stock is convertible, taking into account the effects of the Transactions in accordance with the certificate of designation applicable to such Company Convertible Preferred Stock, and (ii) the Common Exchange Ratio;

●	each share of Company Series B Convertible Preferred Stock (other than Excluded Shares and Dissenting Shares) will be cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Buyer Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock into which such share of Company Series B Convertible Preferred Stock is convertible, taking into account the effects of the Transactions in accordance with the certificate of designation applicable to such Company Convertible Preferred Stock, and (ii) the Common Exchange Ratio;

●	each share of Company Series C Convertible Preferred Stock (other than excluded shares and dissenting shares) will be cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Buyer Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock into which such share of Company Series C Convertible Preferred Stock is convertible, taking into account the effects of the Transactions in accordance with the certificate of designation applicable to such Company Convertible Preferred Stock, and (ii) the Common Exchange Ratio; and

●	each share of Company Series D Convertible Preferred Stock (other than excluded shares and dissenting shares) will be cancelled and automatically deemed for all purposes to represent the right to receive a number of shares of Buyer Class A Common Stock equal to the product of (i) the number of shares of Company Common Stock into which such share of Company Series D Convertible Preferred Stock is convertible, taking into account the effects of the Transactions in accordance with the certificate of designation applicable to such Company Convertible Preferred Stock, and (ii) the Common Exchange Ratio.

Company stockholders will also have the opportunity to earn up to 1,250,000 additional shares of Buyer Class A Common Stock if (i) the trading price of Buyer Class A Common Stock exceeds $12.00 per share during the seven-year period following the date that is sixty days after the date of the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (the “Transactions”) or (ii) Buyer or the Surviving Corporation or any of its Subsidiaries’ consummate a merger, consolidation, tender offer, exchange offer or business combination or sale of all or substantially all of its assets (each, a “Sale Transaction”), in which the fair value of the consideration (including all forms of consideration, including contingent consideration) payable in respect of each outstanding share of Buyer Class A Common Stock in such Sale Transaction equals or exceeds $12.00 per share (on a fully diluted basis), subject to the terms of the Merger Agreement. Company stockholders will also have the opportunity to earn 1,250,000 additional shares of Buyer Class A Common Stock if the trading price of Buyer Class A Common Stock exceeds $15.00 per share in the same circumstances as above.

Representations and Warranties

The Merger Agreement contains representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation, corporate power and authority, (ii) subsidiaries, (iii) authorization to enter into the Merger Agreement, (iv) capital structure, (v) filings with the U.S. Securities and Exchange Commission (“SEC”) and financial statements, (vi) absence of a material adverse effect, (vii) real estate, (viii) taxes, (ix) material contracts, (x) intellectual property, (xi) data privacy, (xii) litigation, (xiii) undisclosed liabilities, (xiv) governmental consents, (xv) employee benefits matters, (xvi) insurance, (xvii) environmental matters, (xviii) related party transactions, (xix) brokers’ fees, (xx) permits and compliance with laws, (xxi) international trade compliance, (xxii) employees, (xxiii) anti-corruption and (xxiv) takeover statutes. The representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses prior to consummation of the Transactions, (ii) Buyer and the Company’s efforts to satisfy conditions to consummation of the Transactions, (iii) Buyer and the Company to cease discussions for alternative transactions, (iv) Buyer’s efforts to extend the time period for Buyer to consummate an initial business combination, (v) Buyer to prepare and file a registration statement on Form S-4 (the “Registration Statement”) in connection with share consideration issuable in the Merger, which shall contain (A) a consent solicitation statement (the “Consent Solicitation Statement”) in connection with the solicitation by the Company of written consents (collectively, the “Written Consent”) from the holders of shares of Company Common Stock and Company Convertible Preferred Stock to obtain the requisite Company stockholder approval (the “Company Stockholder Approval”) and (B) a proxy statement for the purpose of soliciting proxies from Buyer’s stockholders to vote in favor of certain matters (the “Buyer Stockholder Matters”), including the adoption of the Merger Agreement, approval of the Transactions, amendment and restatement of Buyer’s existing certificate of incorporation and certain other matters at a special meeting called therefor (the “Special Meeting”), (vi) the protection of, and access to, confidential information of the parties, (vii) the treatment of certain Company affiliate agreements, (viii) the payoff of certain Company debt, (ix) the de-quotation and deregistration of the Company Common Stock from the OTC Markets Group, and (x) the parties’ efforts to obtain necessary approvals from governmental agencies. Covenants of the parties contained in the Merger Agreement requiring performance prior to Closing will terminate and be of no further force and effect as of the Closing.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for special purpose acquisition companies, including, among others: (i) receipt of required approvals by Buyer’s and the Company’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (iv) Buyer having at least $5,000,001 of net tangible assets as of the closing of the Transactions and (v) customary bring-down conditions relating to accuracy of representations and warranties and compliance with covenants. Additionally, (x) the obligations of Buyer to consummate the Transactions are conditioned upon, among others, the consummation of certain related transactions and (y) the obligations of the Company to consummate the Transactions are conditioned upon, among others, the Company having obtained or been provided certain debt financing pursuant to the terms of the Merger Agreement.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the Transactions, as follows:

(i)	by written consent of the Company and Buyer;

(ii)	by written notice from either the Company or Buyer to the other if any governmental entity shall have issued any order, judgment, injunction, decree, writ, stipulation, determination or award (a “Governmental Order”) or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Transactions, and such Governmental Order or other action shall have become final and non-appealable;

(iii)	by either Buyer or the Company if the other party has breached any representation, warranty, covenant or agreement such that the related condition to Closing would not be satisfied at Closing and has not cured its breach within twenty business days of the notice of an intent to terminate; provided, that this right to terminate this Agreement will not be available if the terminating party’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(iv)	by either Buyer or the Company if the Closing has not occurred on or before July 20, 2023 (the “Termination Date”); provided, that, if any bona fide action for specific performance or other equitable relief by the Company with respect to this Agreement or any other Transaction Agreement or otherwise with respect to the Transaction is commenced or pending on or before the Termination Date, then the Termination Date shall be automatically extended without any further action by any Party until the date that is 30 days following the date on which a final, non-appealable Governmental Order has been entered with respect to such Action and the Termination Date shall be deemed to be such later date (the “Extended Termination Date”); provided, further, that the right to terminate this Agreement under this clause (iv) shall not be available if the terminating party’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(v)	by written notice from either the Company or Buyer to the other if the approval of the Buyer Stockholder Matters by the Buyer Stockholders is not obtained at the Special Meeting (subject to any adjournment, postponement or recess thereof); provided, that this right to terminate shall not be available to Buyer if, at the time of such termination, Buyer is in breach of certain obligations under the Merger Agreement with respect to the Registration Statement and/or the Buyer Special Meeting;

(vi)	by written notice to the Company from Buyer if the Company fails to deliver executed copies of the Written Consent collectively representing the Company Stockholder Approval to Buyer within 10 business days of the date that the Consent Solicitation Statement was required to be disseminated to the Company’s stockholders; or

(vii)	by the Company, if the Debt Facility (as defined in the Merger Agreement) or alternative debt financing has not been provided to the Company by February 5, 2023, subject to extension in the Company’s sole discretion, or has not been provided to the Company on terms and conditions as are the same as or are more favorable to the Company than the commercial terms and conditions contained in the Term Sheet (as defined in the Merger Agreement).

Costs and Expenses

The Merger Agreement provides that the Company will pay all fees, costs, and expenses incurred in connection with any competition, antitrust, or other regulatory filings, or the receipt of any approvals required in connection with the Transactions, up to a maximum amount of $13,000,000 (the “Cap”). Subject to the Cap and except as otherwise provided in the Merger Agreement or the other Transaction Agreements, each party will bear its own expenses incurred in connection with the Merger Agreement and the Transactions whether or not such Transactions are consummated; provided, that, if the Closing occurs, Buyer shall pay out of the proceeds of the Trust Account, or cause the Company to pay, at or promptly after Closing, all Buyer Transaction Expenses and all Company Transaction Expenses due on or prior to the Closing Date up to the Cap.

The Merger Agreement also provides that the Company will be obligated to pay 50% of the fees and expenses incurred by Buyer relating to obtaining any extension of the date by which Buyer must consummate a business combination.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about Buyer, the Company or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Buyer’s public disclosures.

A copy of the Merger Agreement is attached as Exhibit 2.1 hereto and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Related Agreements

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Colbeck Edify Holdings, LLC, a Delaware limited liability company (the “Sponsor”) entered into an amended and restated letter agreement with Buyer, the Company and certain directors and officers of Buyer pursuant to which the Sponsor agreed: (i) to waive certain anti-dilution rights that may have otherwise entitled the Sponsor to more than one share of Buyer Class A Common Stock per share upon conversion of the Sponsor’s founder shares on a one-to-one basis into shares of Buyer Class A Common Stock in connection with the consummation of the Merger; (ii) to forfeit 1,713,139 of its founder shares contingent upon the closing of the transactions contemplated by the Merger Agreement; (iii) to support the transactions contemplated by the Merger Agreement, including agreeing to vote in favor of the adoption of the Merger Agreement at the Special Meeting; (iv) not to transfer founder shares or private placement warrants between the date of the Merger Agreement and the Closing; and (v) contingent upon the closing of the transactions contemplated by the Merger Agreement, not to transfer any shares of Class B common stock, par value $0.0001 per share, of the Buyer (or shares of Buyer Class A Common Stock issuable upon conversion thereof), or any warrant entitling the Sponsor to purchase one share of Buyer Class A Common Stock per warrant, in each case, for a period of 12 months following the date of the Closing subject to potential early termination if the trading price of Buyer Class A Common Stock trades above $12.00 per share for a period specified therein.

A copy of the Sponsor Support Agreement is attached as Exhibit 10.1 hereto and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Buyer and certain existing stockholders of the Company who, in each case, will receive Buyer Class A Common Stock in connection with the Transactions, entered into a lock-up agreement to be effective upon the Closing (the “Lock-Up Agreement”), pursuant to which each of them agreed not to, without Buyer’s prior written consent, (i) sell, offer to sell, contract, or agree to sell, hypothecate, pledge, or otherwise dispose of, directly or indirectly, any shares of Buyer Class A Common Stock or securities convertible into or exercisable for shares of Buyer Class A Common Stock owned by him, her, or it (the “Covered Shares”), other than to a Permitted Transferee (as defined in the Lock-Up Agreement), (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Covered Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (each, a “Transfer”), until the date that is 12 months after the Closing Date, except that (A) if the Closing Share Price (as defined in the Lock-Up Agreement) is equal to or exceeds $12.00 for any 20 trading days within any period of 30 consecutive trading days beginning at least 150 days after the Closing Date, the lock-up will automatically terminate, (ii) certain stockholders will be permitted to sell up to 1.5% or 6.0% of their Covered Shares following the resale registration statement to be filed by the Buyer with respect to the Covered Shares being declared effective by the SEC, and (iii) certain stockholders will be permitted to Transfer, beginning on the date that is six months after the Closing Date, up to 50% of such stockholder’s other Covered Shares owned by it or its affiliates on such date.

A copy of the Lock-Up Agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Company and Voting Support Agreement

Concurrently with the execution of the Merger Agreement, Buyer and the Company entered into Company Voting and Support Agreement with Frangipani and Great Eagle, who collectively hold sufficient shares to deliver the required Company Stockholder Approval (the “Supporting Company Stockholders”) pursuant to which the Supporting Company Stockholders agreed (i) to deliver a written consent to the transactions on the second business day following the date on which the Registration Statement is declared effective by the SEC; and (ii) not to transfer their Company capital stock.

A copy of the Company and Voting Support Agreement is attached as Exhibit 10.3 hereto and is incorporated herein by reference, and the foregoing description of the Company and Voting Support Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

Contingent upon the Closing, Buyer and the Sponsor will amend and restate Buyer’s existing Registration Rights Agreement to amend and restate the existing registration rights of the Sponsor and to grant holders of Buyer Class A Common Stock, including certain current Company stockholders (and their permitted transferees) following the Closing, certain registration rights with respect to securities of Buyer, including: (i) the right to require Buyer to register the registrable securities that they hold on customary terms for a transaction of this type, including customary demand and piggyback registration rights for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”); (ii) the right to initiate underwritten offerings, including block trades; (iii) a requirement that Buyer file the Form S-1 with the SEC within 20 business days of the Closing; and (iv) a requirement that Buyer pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.

Item 7.01 Regulation FD Disclosure.

On December 19, 2022, the Company issued a press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Buyer under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Additional Information about the Proposed Merger and Where to Find It

This communication relates to a proposed transaction between Buyer and the Company. In connection with the transaction described herein, Buyer will file with the SEC a registration statement on Form S-4 that will include a prospectus with respect to its securities to be issued in connection with the Merger, a proxy statement with respect to the Special Meeting, and a consent solicitation statement with respect to the Company’s solicitation of its stockholders of their written consent to approve the plan of merger set forth in the Merger Agreement. The proxy statement/consent solicitation statement/prospectus will be sent to all Buyer shareholders and Company stockholders. In addition, Buyer and the Company may file other relevant documents concerning the merger with the SEC. Investors and stockholders of Buyer and the Company and other interested persons are urged to read, when available, the registration statement, the proxy statement/consent solicitation statement/prospectus as well as other relevant documents filed with the SEC in connection with the proposed Merger because these documents will contain important information about Buyer, the Company, and the Merger. Once available, stockholders will also be able to obtain a copy of the Form S-4, including the proxy statement/consent solicitation statement/prospectus, and other documents filed with the SEC without charge, at the SEC’s website (www.sec.gov). Security holders of the Company may also obtain free copies of the proxy statement/consent solicitation statement/prospectus, and any other documents related to the merger that the Company files with the SEC, when they become available, by directing a request by telephone or mail to: Unique Logistics International, Inc., Attn: Eli Kay, Chief Financial Officer. Security holders of Buyer may also obtain free copies of the proxy statement/consent solicitation statement/prospectus, and any other documents related to the merger that Buyer files with the SEC, when they become available, by directing a request to: Edify Acquisition Corp., Attn: Morris Beyda, Chief Financial Officer.

Participants in the Solicitation

Buyer, the Company, and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Buyer shareholders and written consents from the Company’s stockholders with respect to the Merger.

Information about Buyer’s directors and executive officers and a description of their interests in Buyer and with respect to the Merger and any other matters to be acted upon at the Special Meeting will be included in the proxy statement/consent solicitation statement/prospectus for the proposed Merger and be available at the SEC’s website (www.sec.gov).

Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended May 31, 2022, as filed with the SEC on September 13, 2022, and information regarding their interests in Buyer and with respect to the merger will be included in the proxy statement/consent solicitation statement/prospectus in connection with the proposed Merger.

No Offer or Solicitation

This communication is not a proxy statement or consent solicitation statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Buyer, the Company, or any successor entity thereof nor shall there be any offer, solicitation, exchange, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, exchange, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains includes a number of forward-looking statements that reflect management’s current views with respect to future events. Forward-looking statements include all statements that are not historical facts, including statements regarding the impact of the proposed merger on, and anticipated future growth (including through the completion of pending acquisitions) and other goals of, Buyer or the Company; in some cases you can also identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. All forward-looking statements are based on Buyer’s or the Company’s current expectations and beliefs concerning future developments and their potential effects on Buyer, the Company, or any successor entity thereof. Any such forward-looking statements are based on various assumptions, whether or not identified in this communication, are not guarantees of future performance, and involve a number of risks, uncertainties, or other factors that may cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements included in this communication. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by Buyer and the Company with the SEC; the amount of any redemptions by existing holders of shares of Buyer Class A Common Stock being greater than expected, which may reduce the cash in trust available to the Company upon the consummation of the Merger; the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against Buyer or the Company following announcement of the Merger Agreement and the transactions contemplated therein; the inability to complete the proposed Merger due to, among other things, the failure to obtain the Company stockholder approval or Buyer shareholder approval or satisfy the minimum trust account amount following any redemptions by Buyer’s public shareholders; the effect of the announcement or pendency of the merger on the Company’s business relationships, operating results, and business generally; the risk that the announcement and consummation of the proposed Merger disrupts the Company’s current plans or operations; unexpected costs related to the proposed merger; the risks that the consummation of the proposed Merger is substantially delayed or does not occur, including prior to the date on which Buyer is required to liquidate under the terms of its charter documents; the risk that the Company may need to raise additional capital to execute its growth plans, which many not be available on acceptable terms or at all; and the risk that the post-Merger company experiences difficulties in managing its growth and expanding operations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the S-4 Registration Statement and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed or to be filed by Buyer, the Company, and/or or any successor entity thereof from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters addressed in this communication and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication. Forward-looking statements speak only as of the date they are made. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect new information or events or circumstances occurring after the date of this communication.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of December 18, 2022, by and among Edify Acquisition Corp., Edify Merger Sub, Inc., and Unique Logistics International, Inc.

10.1	Sponsor Support Agreement, dated as of December 18, 2022, by and among Edify Acquisition Corp., Colbeck Edify Holdings, LLC, Unique Logistics International, Inc. and the other parties thereto.

10.2	Lock-Up Agreement, dated as of December 18, 2022, by and among Edify Acquisition Corp. and the other parties thereto.

10.3	Company Voting and Support Agreement, dated as of December 18, 2022, by and among Edify Acquisition Corp., Unique Logistics International, Inc., Frangipani Trade Services, Inc. and Great Eagle Freight Limited.

99.1	Press Release, dated December 19, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Edify Acquisition Corp. agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Edify Acquisition Corp.
Dated: December 19, 2022
	By:	/s/ Morris Beyda
		Name:	Morris Beyda
		Title:	Chief Financial Officer